Prospectus Supplement to Prospectus dated July 21, 2000.

                                  $165,000,000

                          [LOGO] Allegheny Energy, Inc.

                         7.75% Notes due August 1, 2005

                                  -------------

      Allegheny Energy, Inc. will pay interest on the notes on February 1 and August 1 of each year. The first interest payment will be made on February 1, 2001. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

                                  -------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -------------

                                                      Per Note         Total
                                                      --------         -----

Initial public offering price...................       99.812%      $164,689,800
Underwriting discount...........................        0.600%      $    990,000
Proceeds, before expenses, to Allegheny Energy..       99.212%      $163,699,800

      The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from August 18, 2000 and must be paid by the purchaser if the notes are delivered after August 18, 2000.

                                  -------------

      The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on August 18, 2000.

GOLDMAN, SACHS & CO.
                   SALOMON SMITH BARNEY
                                    MERRILL LYNCH & CO.
                                                       PNC CAPITAL MARKETS, INC.

                                  -------------

                  Prospectus Supplement dated August 15, 2000.

                                 USE OF PROCEEDS

      We anticipate using a majority of the net proceeds to be received from the sale of the notes towards the acquisition of the voting securities of Mountaineer Gas Company as further described below under "Recent Developments" and the balance for general corporate purposes. The remaining purchase price will be financed by our subsidiary Monongahela Power Company.

                               RECENT DEVELOPMENTS

      We reported second quarter 2000 earnings of $71.5 million, compared to 1999 second quarter earnings of $64.5 million. Included in the second quarter 2000 earnings was income of $3.6 million related to insurance/litigation settlements arising from a refund received from the Federal Energy Regulatory Commission and a settlement regarding asbestos litigation. The second quarter of 1999 included a charge of $3.2 million for a payment to settle pending litigation.

      Earnings for the six months ended June 30, 2000, were $154.3 million, excluding a first quarter extraordinary charge of $70.5 million and the second quarter income of $3.6 million related to insurance/litigation settlements. The extraordinary charge of $70.5 million, net of tax, reflects write-offs by two of our subsidiaries, Monongahela Power Company and The Potomac Edison Company, as a result of West Virginia restructuring legislation. The earnings for the six months ended June 30, 1999, were $165.5 million, excluding the second quarter charge of $3.2 million.

      Excluding extraordinary charges and other transactions, earnings for the twelve months ended June 30, 2000, were $299.2 million, compared to $320.1 million for the twelve months ended June 30, 1999.

      On August 1, 2000, we transferred 2,100 MW of Potomac Edison's Maryland, Virginia, and West Virginia jurisdictional generating assets to our subsidiary Allegheny Energy Supply at net book value. The addition of these assets gives Allegheny Energy Supply a total of more than 6,200 MW of low-cost generating capacity to sell in deregulated markets, increasing our opportunities to gain revenues from non-regulated energy sales. We are considering ways to maximize the value of our generating assets. This could be done in a number of ways, including by means of partnering, selling all or a portion of the common stock of Allegheny Energy Supply through an initial public offering, or combining a partial initial public offering with a spin-off of the remaining stock to our shareholders. We will withhold any decision until Monongahela Power's generating assets are transferred to Allegheny Energy Supply, which is targeted for first quarter 2001.

      Monongahela Power Company is acquiring 100% of the outstanding voting securities of Mountaineer Gas Company, which is headquartered in Charleston, West Virginia. Mountaineer Gas is owned by Eastern Systems Corporation, a West Virginia corporation, which is a direct subsidiary of Energy Corporation of America. We, Eastern Systems Corporation and Energy Corporation of America have entered into a Stock Purchase Agreement under which Monongahela Power, as our assignee, will acquire 100% of the outstanding voting securities of Mountaineer Gas for approximately $223 million in cash and the assumption of $100 million in long term debt. The purchase price is subject to adjustment after closing based upon the closing date balance sheet. Closing on the transaction is planned for August 2000.

      On August 2, 2000, we received a letter from the United States Environmental Protection Agency requiring us to provide certain information on the following ten electric generating stations: Albright, Armstrong, Fort Martin, Harrison, Hatfield's Ferry, Mitchell, Pleasants, Rivesville, R. Paul Smith, and Willow Island. These electric generating stations are now owned by Allegheny Energy Supply and Monongahela Power. The letter requested information under Section 114 of the federal Clean Air Act to determine compliance with federal Clean Air Act and state implementation plan requirements, including potential application of federal New Source Performance Standards. In general, such standards can require the installation of additional air pollution control equipment upon the major modification of an existing facility.

      Similar inquiries have been made of other electric utilities and have resulted in enforcement proceedings being brought in many cases. We believe our generating facilities have been operated in accordance with the Clean Air Act and the rules implementing the Act. The experience of other utilities, however, suggests that in recent years the EPA may well have revised its interpretation of the rules regarding the determination of whether an action at a facility constitutes routine maintenance, which would not trigger the requirements of the New Source Performance Standards, or a major modification of the facility, which would require compliance with the New Source Performance Standards. If federal New Source Performance Standards were to be applied to these generating stations, in addition to the possible imposition of fines, compliance would entail significant expenditures. In connection with the deregulation of generation, we have agreed to rate caps in each of our jurisdictions, and there are no provisions under those arrangements to increase rates to cover such expenditures.

      Our Internet address is www.alleghenyenergy.com. The information contained on our website is not part of this prospectus supplement or the attached prospectus.

                       RATIO OF EARNINGS TO FIXED CHARGES

      Our consolidated ratio of earnings to fixed charges for the six months ended June 30, 2000 was 3.26.

      For purposes of computing these ratios, earnings consist of income before income taxes plus fixed charges plus amortization of capitalized interest less capitalized interest. Fixed charges consist of: (a) interest expenses and amortization of debt expenses as reported in our consolidated financial statements; and (b) the portion of net rental expense which is deemed representative of the interest factor inherent in rents.

                            DESCRIPTION OF THE NOTES

      We will issue the notes under the Indenture, dated as of July 26, 2000, between us and Bank One Trust Company, N.A., as indenture trustee.

      The following description is a summary of the material provisions of the notes and the Indenture. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the notes. Therefore, we urge you to read the Indenture and the form of note in making your decision on whether to invest in the notes. We have filed a copy of these documents with the SEC and will also file copies of these documents at the office of the trustee in New York City.

      The following description of the particular terms of the notes offered hereby supplements and replaces any inconsistent information set forth in the description of the general terms and provisions of the debt securities set forth in the prospectus.

GENERAL TERMS OF THE NOTES

      The notes will:

            o     be issued in an aggregate principal amount of $165,000,000;

            o     mature at par on August 1, 2005;

            o     bear interest at 7.75% from August 18, 2000;

            o pay interest semi-annually on February 1 and August 1 of each year, starting on February 1, 2001, to the person in whose name the global note is registered at the close of business on the preceding January 15 or July 15;

            o be our direct, unconditional and general obligations and rank equal in right of payment with all of our payment obligations relating to our existing and future unsecured and unsubordinated indebtedness;

            o     be issued in the form of one or more global notes held by DTC;
                  and

            o     not be entitled to the benefit of any sinking fund.

      We may, without the consent of the holders of the notes, create and issue additional notes ranking equally with the notes and otherwise similar in all respects so that such further notes would be consolidated and form a single series of notes.

REDEMPTION AT OUR OPTION

      We may, at our option, redeem the notes in whole or in part at any time at a redemption price equal to the greater of:

            o 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, or

            o as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 15 basis points, plus accrued interest to the redemption date.

      The redemption price will be calculated assuming a 360-day year consisting of twelve 30-day months.

      "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

      "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

      "Comparable Treasury Price" means, with respect to any redemption date:

            o the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of the Reference Treasury Dealer Quotations, or

            o if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

      "Quotation Agent" means the Reference Treasury Dealer appointed by us.

      "Reference Treasury Dealer" means (i) each of Goldman, Sachs & Co., Salomon Smith Barney, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), in which case we shall substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by us.

      "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

      We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

      Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

PAYMENT OF PRINCIPAL AND INTEREST

      We will make payments of principal and interest on the notes to DTC, which will receive the funds for distribution to the beneficial holders of the notes. We expect that holders of the notes will be paid in accordance with the procedures of DTC and its direct and indirect participants. Neither we nor the paying agent will have any responsibility or liability for any aspect of the records of, or payments made by, DTC or any failure on the part of DTC in making payments to holders of the global notes from the funds it receives.

                         GLOBAL CLEARANCE AND SETTLEMENT

      We have obtained the information in this section from sources we believe to be reliable, including from DTC, and we take responsibility for the accurate reproduction of this information. We take no responsibility, however, for the accuracy of this information. DTC is under no obligation to perform or continue to perform the procedures described below, and it may modify or discontinue them at any time. Neither we nor the registrar will be responsible for DTC's performance of its obligations under its rules and procedures. Nor will we or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

INTRODUCTION

THE DEPOSITORY TRUST COMPANY

      DTC is:

            o a limited-purpose trust company organized within the meaning of the New York Banking Law;

            o     a "banking organization" under the New York Banking Law;

            o     a member of the Federal Reserve System;

            o a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

            o a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

      DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange and the National Association of Securities Dealers, Inc.

OWNERSHIP OF THE NOTES THROUGH DTC

      We will issue the notes in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts.

      We and the trustee will treat the registered holder of the notes, initially Cede & Co., as the absolute owner of the notes for all purposes. Once we and the trustee make payments to the registered holders, we and the trustee will no longer be liable on the notes for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC and its participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

      DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the global notes through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Indenture or the notes.

      You may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

TRANSFERS WITHIN DTC

      Since the purchaser determines the place of delivery, it is important for you to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be on the desired value date. Neither we nor the trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

TRADING BETWEEN DTC PURCHASERS AND SELLERS

      DTC participants will transfer interest in the global notes among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge beneficial interests in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

                                  UNDERWRITING

      Allegheny Energy and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                       Underwriters                 Principal Amount of Notes
                       ------------                 -------------------------

    Goldman, Sachs & Co............................       $ 90,750,000
    Salomon Smith Barney, Inc......................         24,750,000
    Merrill Lynch, Pierce, Fenner & Smith
        Incorporated...............................         24,750,000
    PNC Capital Markets, Inc.......................         24,750,000
                                                          ------------
        Total......................................       $165,000,000
                                                          ============

      Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.35% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

      The notes are a new issue of securities with no established trading market. Allegheny Energy has been advised by the underwriters that the underwriters intend to make a market in the notes but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

      In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

      These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

      Allegheny Energy estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $187,560.

      Allegheny Energy has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                VALIDITY OF NOTES

      The validity of the notes will be passed upon for us by Sullivan & Cromwell, New York, New York and for the underwriters by Simpson Thacher & Bartlett, New York, New York. On matters of Maryland law, those firms will rely on Robert R. Winter, Esq., the Deputy General Counsel of Allegheny Energy Service Corporation.

                         Prospectus dated July 21, 2000.

                                  $300,000,000

                          [LOGO] Allegheny Energy, Inc.

                            UNSECURED DEBT SECURITIES

                                  -------------

      We may offer from time to time up to $300,000,000 of our debt securities. These securities will be unsecured debt securities. When we offer these securities, we will provide you with a prospectus supplement describing the terms of the specific issue, including the offering price.

                                  -------------

      You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

                                  -------------

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -------------

      We may sell these securities to underwriters, through agents or directly to other purchasers. The prospectus supplement will include the names of any underwriters or agents.

                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $300,000,000. This prospectus provides you with a general description of the unsecured debt securities we may offer. In this prospectus, we refer to the unsecured debt securities as "SECURITIES".

      Each time we sell Securities, we will provide a "PROSPECTUS SUPPLEMENT" that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described in the section entitled "Where You Can Find More Information" on page 11.

      For more detail, you should read the exhibits, financial statements, notes and schedules filed or incorporated by reference with our registration statement.

                          ABOUT ALLEGHENY ENERGY, INC.

      Allegheny Energy, Inc., incorporated in Maryland in 1925, is a diversified utility holding company. We derive substantially all of our income from the operations of our subsidiaries:

      o Monongahela Power Company, The Potomac Edison Company and West Penn Power Company, which are regulated utility operating companies,

      o Allegheny Energy Supply Company, LLC, which is an unregulated generating company, and

      o Allegheny Ventures, Inc. which develops and operates telecommunications businesses and energy-related businesses.

      Our executive offices are located at 10435 Downsville Pike, Hagerstown, MD 21740-1766, and our telephone number is (301) 790-3400.

                                 USE OF PROCEEDS

      Unless otherwise indicated in the prospectus supplement, we will use the net proceeds from the sale of the Securities for general corporate purposes, including the repayment or refinancing of debt, acquisitions, making capital contributions to the Company's direct and indirect subsidiaries, acquiring notes or stock of the subsidiaries to finance their construction programs and acquisitions, as well as repurchasing shares of the Company's common stock.

                       RATIOS OF EARNINGS TO FIXED CHARGES

      Our consolidated ratios of earnings to fixed charges for each of the fiscal years ended December 31, 1995 through 1999 are as follows:

                             YEARS ENDED DECEMBER 31
                             -----------------------

                       1995    1996    1997    1998    1999
                       ----    ----    ----    ----    ----

                       3.12    2.82    3.35    3.29    3.32

      Our consolidated ratio of earnings to fixed charges for the three months ended March 31, 2000 was 3.57.

      For purposes of computing these ratios, earnings consist of income before income taxes plus fixed charges plus amortization of capitalized interest less capitalized interest. Fixed charges consist of: (a) interest expenses and amortization of debt expenses as reported in our consolidated financial statements; and (b) the portion of net rental expense which is deemed representative of the interest factor inherent in rents.

                     DESCRIPTION OF SECURITIES WE MAY OFFER

      As required by U.S. federal law for all debt securities of companies that are publicly offered, the Securities issued under this prospectus are governed by an "Indenture". The Indenture governing our unsecured debt securities will be a contract between us and Bank One Trust Company, N.A.

      The Trustee has two main roles:

      o First, the Trustee can enforce your rights against us if we default. There are some limitations on the extent to which the Trustee acts on your behalf.

      o Second, the Trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

      A copy of the Indenture is filed as an exhibit to the registration statement relating to the Securities.

      The Indenture permits us to issue different series of securities from time to time. We may issue securities in such amounts, at such times and on such terms as we wish. The Securities may differ from one another in their terms.

      Securities may be sold at prices substantially below their face value, and may be denominated in foreign currencies. The prospectus supplement will describe:

      o any special United States federal income tax or other considerations, with respect to Securities sold at an original issue discount.

      o any special United States federal income tax or other considerations with respect to Securities which are denominated in a currency or currency unit other than United States dollars.

      Unless otherwise indicated in the prospectus supplement, the covenants contained in the Indenture and the Securities will not afford holders of the Securities protection in the event of a sudden decline in credit rating that might, for example, result from a highly leveraged transaction.

      The Indenture does not limit the aggregate amount of Securities that we may issue, nor does it limit the aggregate amount of any particular series.

THIS SECTION IS ONLY A SUMMARY

      The Indenture, any Supplemental Indentures, and your Security contain the full legal text of the matters described in this section. A copy of the Indenture has been filed with the SEC as part of our regi stration statement. See "Where You Can Find More Information" on page 11 for information on how to obtain a copy of the Indenture.

      This section summarizes the material terms that will apply generally to the Securities. Each particular Security will have financial and other terms specific to it, and the specific terms of each Security will be described in the prospectus supplement. Those terms may vary from the terms described here. As you read this section, therefore, please remember that the specific terms of your Security as described in your prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. The statements we make in this section may not apply to your Security.

--------------------------------------------------------------------------------
IN THE REMAINDER OF THIS DESCRIPTION "YOU" MEANS DIRECT HOLDERS AND NOT "STREET NAME" OR OTHER INDIRECT HOLDERS OF SECURITIES. INDIRECT HOLDERS SHOULD READ THE SUBSECTION ON PAGE 8 ENTITLED "'STREET NAME' AND OTHER INDIRECT HOLDERS".
--------------------------------------------------------------------------------

FORM, EXCHANGE AND TRANSFER

      The Securities will be issued:

      o     only in fully registered form;

      o     without interest coupons; and

      o     in denominations that are even multiples of $1,000. (Section 302)

      You may have your Securities broken into more Securities of smaller denominations or combined into fewer Securities of larger denominations, as long as the total principal amount is not changed. This is called an "EXCHANGE".

      You may exchange or transfer Securities at the office of the entity performing the role of maintaining the list of registered holders, known as the "SECURITY REGISTRAR", or at the office of any transfer agent that we designate for that purpose. (Section 305)

      You will not be required to pay a service charge to transfer or exchange Securities, but you may be required to pay any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the Security Registrar or transfer agent, as applicable, is satisfied with your proof of ownership.

      If the Securities are redeemable and we redeem less than all of the Securities of a particular series, we may block the transfer or exchange of Securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of Securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Security being partially redeemed. (Section 305)

PAYMENT AND PAYING AGENTS

      We will pay interest to you if you are a direct holder listed in the records of the Security Registrar or of the transfer agent, as applicable, at the close of business on a particular day in advance of each due date for interest, even if you no longer own the Security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "REGULAR RECORD DATE" and is stated in the prospectus supplement. (Section 307)

      Holders buying and selling Securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the Regular Record Date. The most common manner is to adjust the sales price of the Securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called "ACCRUED INTEREST".

      We will pay interest, principal and any other money due on the Securities at the Trustee's corporate trust office. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

--------------------------------------------------------------------------------
"STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.
--------------------------------------------------------------------------------

      We may also arrange for additional payment offices and may cancel or change these offices, including our use of the Trustee's corporate trust office. These offices are called "PAYING AGENTS". We are required to maintain a Paying Agent in each Place of Payment for the Securities. We must notify you of changes in the Paying Agents for your series of Securities. (Section 1002)

      All interest, principal and any other money due on the Securities that is paid by us to a Paying Agent and remains unclaimed for two years after the date on which the payment was due will be repaid to us. The holder of this Security may then seek payment of the unclaimed amount only from us. (Section 1003)

MERGERS AND SIMILAR EVENTS

      We are generally permitted to consolidate or merge with another company or firm and to sell substantially all of our assets to another firm or to buy substantially all of the assets of another firm, provided we obtain the necessary regulatory approvals. However, we may not take any of these actions unless the following conditions, among others, are met:

      o Where we merge out of existence or sell our assets, the other firm may not be organized under a foreign country's laws (that is, it must be a corporation, partnership, trust or other entity organized under the laws of a State or the District of Columbia or under federal law) and it must agree to be legally responsible for the Securities.

      o The merger, sale of assets or other transaction must not cause a default on the Securities, and we must not already be in default (unless the merger or other transaction would cure the default). (Section 801)

MODIFICATION AND WAIVER

      There are three types of changes we can make to the Indenture and the Securities.

      Changes Requiring Your Approval. First, there are changes that cannot be made to your Securities without your specific approval. The following is a list of those types of changes:

      o change the Stated Maturity of the principal of or interest on any Security

      o     reduce any amounts due on any Security

      o reduce the amount of principal payable upon acceleration of the Maturity of any Security following a default

      o     change the place or currency of payment on any Security

      o     impair your right to sue for payment

      o reduce the percentage of holders of Securities whose consent is needed to modify or amend the Indenture

      o reduce the percentage of holders of Securities whose consent is needed to waive compliance with provisions of the Indenture or to waive defaults

      o modify any other aspect of the provisions dealing with modification and waiver of the Indenture (Section 902)

      Changes Requiring a Majority Vote. The second type of change to the Indenture and the Securities is the kind that requires a vote in favor by holders of Securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the Securities. The same vote would be required for us to obtain a waiver of all or part of any covenants described in the prospectus supplement, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the Indenture or the Securities listed in the first category described above under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (Section 513)

      Changes Not Requiring Approval. The third type of change does not require any approval by holders of Securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Securities. (Section 901)

      Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a Security:

      o For discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the Securities were accelerated to that date because of a default.

      o For Securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that Security described in the prospectus supplement.

      o For Securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

      Securities will not be considered outstanding, and therefore are not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Securities will also not be eligible to vote if they have been fully defeased as described later on page 7 under "Full Defeasance". (Section 101)

      We generally will be entitled to set any day as a record date for the purpose of determining the holders of outstanding Securities that are entitled to vote or take other action under the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by holders. If we or the Trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding Securities of that series on the record date and must be taken within 180 days following the record date or a shorter period that we may specify (or as the Trustee may specify if it sets the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (Section 104)

--------------------------------------------------------------------------------
"STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE SECURITIES OR REQUEST A WAIVER.
--------------------------------------------------------------------------------

COVENANTS

      The prospectus supplement for your series of Securities may set forth restrictive covenants with respect to your Security.

DEFEASANCE

      The following discussion of full defeasance and covenant defeasance will be applicable to your series of Securities only if we choose to have them apply to that series. If we do so choose, we will inform you of this decision in the prospectus supplement. (SECTION 1301)

      FULL DEFEASANCE. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the Securities (called "FULL DEFEASANCE") if we put in place the following other arrangements for you to be repaid:

      o We must deposit in trust for your benefit and the benefit of all other direct holders of the Securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Securities on their various due dates.

      o There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the Securities any differently than if we did not make the deposit and just repaid the Securities ourselves. (Under current federal tax law, the deposit and our legal release from the Securities would be treated as though we took back your Securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the Securities you give back to us.)

      o We must deliver to the Trustee a legal opinion of our counsel confirming the tax law change described above. (SECTIONS 1302 AND
            1304)

      o If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the Securities. You could not look to us for repayment in the unlikely event of any shortfall.

      COVENANT DEFEASANCE. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the Securities that may be described in the applicable prospectus supplement. This is called "COVENANT DEFEASANCE". In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the Securities. In order to achieve covenant defeasance, we must do the following:

      o We must deposit in trust for your benefit and the benefit of all other direct holders of the Securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Securities on their various due dates.

      o We must deliver to the Trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the Securities any differently than if we did not make the deposit and just repaid the Securities ourselves.

      If we accomplish covenant defeasance, the following provisions of the Indenture and the Securities would no longer apply:

      o Covenants applicable to the series of Securities and described in the prospectus supplement.

      o The Events of Default relating to breach of covenants and acceleration of the maturity of other debt, described below under "Events of Default."

      If we accomplish covenant defeasance, you can still look to us for repayment of the Securities if there is a shortfall in the trust deposit. In fact, if one of the remaining Events of Default occurs (such as our bankruptcy) and the Securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (SECTIONS 1303 AND 1304)

EVENTS OF DEFAULT

      You will have special rights if an Event of Default occurs and is not cured, as described later in this subsection.

      WHAT IS AN EVENT OF DEFAULT? The term "EVENT OF DEFAULT" for the Securities means any of the following:

      o We do not pay the principal of or any premium on a Security on its due date.

      o     We do not pay interest on a Security within 30 days of its due date.

      o     We do not deposit any sinking fund payment on its due date.

      o We remain in breach of a covenant of the Indenture for 60 days after we receive a notice of default stating we are in breach. The notice must be sent by either the Trustee or holders of 10% of the principal amount of Securities of the affected series.

      o We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

      o Any other Event of Default described in the prospectus supplement occurs. (SECTION 501)

      REMEDIES IF AN EVENT OF DEFAULT OCCURS. If an Event of Default has occurred and has not been cured, the Trustee or the holders of 25% in principal amount of the Securities of the affected series may declare the entire principal amount of all the Securities of that series to be due and immediately payable. If an Event of Default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the Securities of that series will be automatically accelerated, without any action by the Trustee or any holder. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the Securities of the affected series. (Section 502)

      Except in cases of default, where the Trustee has some special duties, the Trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the Trustee reasonable protection from expenses and liability (called an "INDEMNITY"). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding Securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee. These majority holders may also direct the Trustee in performing any other action under the Indenture. (SECTION 512)

      Before you bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Securities, the following must occur:

      o You must give the Trustee written notice that an Event of Default has occurred and remains uncured.

      o The holders of 25% in principal amount of all outstanding Securities of the relevant series must make a written request that the Trustee take action because of the default, and must offer reasonable indemnity to the Trustee against the cost and other liabilities of taking that action.

      o The Trustee must have not taken action for 60 days after receiving the notice and offer of indemnity. (SECTION 507)

      However, you are entitled at any time to bring a lawsuit for the payment of money due on your Security on or after its due date. (Section 508)

--------------------------------------------------------------------------------
"STREET NAME" AND OTHER INDIRECT HOLDERS SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO GIVE NOTICE OR DIRECTION TO OR MAKE A REQUEST OF THE TRUSTEE AND TO MAKE OR CANCEL A DECLARATION OF ACCELERATION.
--------------------------------------------------------------------------------

      We will furnish to the Trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the Securities, or else specifying any default. (Section 1004)

LEGAL OWNERSHIP

"STREET NAME" AND OTHER INDIRECT HOLDERS

      Investors who hold Securities in accounts at banks or brokers will generally not be recognized by us as legal holders of Securities. This is called holding in "STREET NAME". Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the Securities, either because they agree to do so in their customer agreements or because they are legally required to forfeit these securities payments. If your new Securities are in "Street Name," you should check with your own institution to find out:

      o     How it handles securities payments and notices.

      o     Whether it imposes fees or charges.

      o     How it would handle voting if ever required.

      o Whether and how you can instruct it to send you Securities registered in your own name so you can be a direct holder as described below.

      o How it would pursue rights under the Securities if there were a default or other event triggering the need for holders to act to protect their interests.

DIRECT HOLDERS

      Our obligations, as well as the obligations of the Trustee and those of any third parties employed by us or the Trustee, run only to Persons who are registered as holders of Securities. As noted above, we do not have obligations to you if you hold in "Street Name" or other indirect means, either because you choose to hold Securities in that manner or because the Securities are issued in the form of Global Securities as described below. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a "Street Name" customer but does not fulfill this obligation.

                              REGARDING THE TRUSTEE

      The Trustee under the Indenture for the Securities will be BANK ONE TRUST COMPANY, N.A., with whom we maintain normal banking arrangements.

      If an event of default (or an event that would be an event of default if the requirements for giving us default notice or for our default having to exist for a specific period of time were disregarded) occurs, the Trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act of 1939 with respect to the Securities. In that case, the Trustee may be required to resign as trustee and we would be required to appoint a successor trustee.

GLOBAL SECURITIES

      What is a GloBAL SECURITY? A Global Security is a special type of indirectly-held Security, as described above under "'Street Name' and Other Indirect Holders". We may choose to issue some or all of the Securities in the form of Global Securities, in which case the ultimate beneficial owners can only be indirect holders. We do this by requiring that the Global Security be registered in the name of a financial institution we select and by requiring that the Securities included in the Global Security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the Global Security is called the "Depositary". Any person wishing to own a Global Security must do so indirectly through an account with a broker, bank or other financial institution that in turn has an account with the Depositary. The prospectus supplement will indicate whether your series of Securities will be issued only in the form of Global Securities.

      SPECIAL INVESTOR CONSIDERATIONS FOR GLOBAL SECURITIES. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of Securities and instead deal only with the Depositary that holds the Global Security.

      An investor should be aware that if Securities are issued only in the form of Global Securities:

      o The investor cannot get Securities registered in his or her own name.

      o The investor cannot receive physical certificates for his or her interest in the Securities.

      o The investor will be a "Street Name" holder and must look to his or her own bank or broker for payments on the Securities and protection of his or her legal rights relating to the Securities. See the discussion above under "'Street Name' and Other Indirect Holders".

      o The Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security. We and the Trustee have no responsibility for any aspect of the Depositary's actions or for its records of ownership interests in the Global Security. We and the Trustee also do not supervise the Depositary in any way.

      o The laws of some jurisdictions require that certain purchasers receive physical certificates for their interests in the securities. These laws may impair the ability to transfer beneficial interests in a Global Security.

      SPECIAL SITUATIONS WHEN A GLOBAL SECURITY WILL BE TERMINATED. In a few special situations described later, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Securities. After that exchange, the choice of whether to hold Securities directly or in "Street Name" will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in Securities transferred to their own name so that they will be direct holders. The rights of "Street Name" investors and direct holders in the Securities have been described above under "'Street Name' and Other Indirect Holders" on page 8 and "Direct Holders" on page 9.

      The special situations for termination of a Global Security are:

      o When the Depositary notifies us that it is unwilling, unable or no longer qualified to continue as Depositary.

      o When an event of default on the Securities has occurred and has not been cured. (Defaults are discussed above.)

      The prospectus supplement may also list additional situations for terminating a Global Security that would apply only to the particular series of Securities covered by the prospectus supplement. When a Global Security terminates, the Depositary (and not the company or the Trustee) is responsible for deciding the names of the institutions that will be the initial direct holders.

                              PLAN OF DISTRIBUTION

      We may sell Securities:

      o to or through underwriting syndicates represented by managing underwriters;

      o through one or more underwriters without a syndicate for them to offer and sell to the public;

      o     through dealers or agents; and

      o to investors directly in negotiated sales or in competitively bid transactions.

      Any underwriter or agent involved in the offer and sale of any series of the Securities will be named in the prospectus supplement.

      The prospectus supplement for each series of Securities will describe:

      o the terms of the offering of these Securities, including the name of the agent or the names of any underwriters;

      o     the public offering or purchase price;

      o any discounts and commissions to be allowed or paid to the agent or underwriters and all other items constituting underwriting compensation;

      o     any discounts and commissions to be allowed or paid to dealers; and

      o     other specific terms of the particular Securities.

      Only the agents or underwriters named in a prospectus supplement are agents or underwriters in connection with the Securities being offered by that prospectus supplement.

      Underwriters, agents and dealers may be entitled, under agreements with us, to indemnification against certain civil liabilities, including liabilities under the Securities Act.

      Underwriters to whom Securities are sold by us for public offering and sale are obliged to purchase all of those particular Securities if any are purchased. This obligation is subject to certain conditions and may be modified in the applicable prospectus supplement.

      Underwriters, dealers or agents may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

                             VALIDITY OF SECURITIES

      Sullivan & Cromwell, New York, New York, will pass upon the validity of the Securities for us. Simpson Thacher & Bartlett, New York, New York, will pass upon the validity of the debt securities for any underwriters or agents. On matters of local law, these firms will rely on Robert R. Winter, Esq., a Vice President of Monongahela Power Company, The Potomac Edison Company and West Penn Power Company.

                                     EXPERTS

      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

      The SEC allows us to "INCORPORATE BY REFERENCE" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Securities that we have registered.

      o     The Annual Report on Form 10-K for the year ended December 31, 1999;

      o The Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; and

      o The Current Reports on Form 8-K filed March 6, March 7, April 27, May 24 and June 5, 2000.

      You may request a copy of these filings, excluding any filed exhibits, at no cost by writing or telephoning us at the following address or telephone number:

Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766
Attention:  Marleen L. Brooks
            Secretary
Telephone:  (301) 665-2704

================================================================================

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                  -------------

                                TABLE OF CONTENTS
                              Prospectus Supplement

                                                                            Page
                                                                            ----

Use of Proceeds..............................................................S-1
Recent Developments..........................................................S-1
Ratio of Earnings to Fixed Charges...........................................S-2
Description of the Notes.....................................................S-3
Global Clearance and Settlement..............................................S-5
Underwriting.................................................................S-7
Validity of Notes............................................................S-7

                                   Prospectus

About This Prospectus..........................................................2
About Allegheny Energy, Inc....................................................2
Use of Proceeds................................................................2
Ratios of Earnings to Fixed Charges............................................2
Description of Securities We May Offer.........................................2
Regarding the Trustee..........................................................8
Plan of Distribution..........................................................10
Validity of Securities........................................................10
Experts.......................................................................10
Where You Can Find More Information...........................................11

================================================================================

================================================================================

                                  $165,000,000

                             ALLEGHENY ENERGY, INC.

                                   7.75% Notes
                               due August 1, 2005

                                  -------------

                          [LOGO] Allegheny Energy, Inc.

                                  -------------

                              GOLDMAN, SACHS & CO.

                              SALOMON SMITH BARNEY

                               MERRILL LYNCH & CO.

                            PNC CAPITAL MARKETS, INC.

================================================================================